AUDITORS’ REPORT

To the Shareholders of Widescope Resources Inc.:

We have audited the consolidated balance sheets of Widescope Resources Inc. (formerly International Gemini Technology Inc.) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

April 27, 2007
Vancouver, B.C

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Consolidated Balance Sheets

	December 31, 2006	December 31, 2005
ASSETS
Current assets
Cash	$105,504	$128,126
Accounts receivable	3,524	312

	109,028	128,438

Mineral properties (Note 3)	333,158	—
Equipment, net of amortization (Note 3)	1,579	-
Investment (Note 3)	—	90,000

	$443,765	$218,438

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$77,426	$42,219

Non-controlling interest (Note 3)	77,267	-

Shareholders’ equity
Share capital – preferred (Note 5)	604,724	604,724
Share capital - common (Note 5)	13,044,609	12,894,609
Contributed surplus (Note 5)	53,344	53,344
Deficit	(13,413,605)	(13,376,458)

	289,072	176,219

	$443,765	$218,438

Approved by the Board:
Martin Schultz
Douglas E. Ford

The accompanying notes are an integral part of these consolidated financial statements.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Consolidated Statements of Operations and Deficit

	Years Ended December 31
	2006	2005
Revenue
Interest income	$689	$—
Management fees (Note 4)	9,000	—

	9,689	—

Expenses
General and administrative	51,311	54,804

Loss from operations	(41,622)	(54,804)
Non-controlling interest (Note 3)	4,475	-

Net loss	(37,147)	(54,804)
Deficit, beginning of year	(13,376,458)	(13,321,654)

Deficit, end of year	$(13,413,605)	$(13,376,458)

Earnings per share – basic and diluted	$-	$-

Weighted average number of common shares outstanding	10,383,452	9,084,049

The accompanying notes are an integral part of these consolidated financial statements.

WIDESCOPE RESOURCES INC.
(Formerly International Gemini Technology Inc.)
Consolidated Statements of Cash Flow

	Years Ended December 31
	2006	2005
Operating Activities
Net loss	$(37,147)	$(54,804)
Non cash Items:
Non-controlling interest in loss	(4,475)	—
Net change in working capital items:
Accounts receivable	(3,920)	22,086
Accounts payable and accrued liabilities	20,664	(14,678)

Cash used in operations	(24,878)	(47,396)

Investing Activities
Cash acquired on acquisition of PFG, net
of amounts (invested)	16,108	(90,000)
Mineral property development costs	(13,852)	—
BWN sale proceeds	—	30,000

Cash from (used in) investing activities	2,256	(60,000)

Financing Activities
Proceeds from sale of common shares	—	234,050

Cash from financing activities	—	234,050

Net increase (decrease) in cash	(22,622)	126,654
Cash position, beginning of year	128,126	1,472

Cash position, end of year	$105,504	$128,126

Supplemental Cash Flow Information:
Cash paid for interest	$-	—

Cash paid for income taxes	$-	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature and Continuance of Operations

The Company’s principal business activities include the exploration of natural resource properties. The Company has acquired, directly and by way of the acquisition of Outback Capital Inc. (Note 3), interests in various mineral claims in Manitoba providing the right to explore. The financial statements have been prepared under the assumption the Company is a going concern. The Company had working capital of $31,602 at December 31, 2006 but has incurred substantial losses to date. The Company will require additional funding to meet its obligations and the costs of its operations.

Effective July 12, 2006 and pursuant to shareholder approval, the Company changed its name from International Gemini Technology Inc. to Widescope Resources Inc.

The Company’s future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company’s potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

The Company is dependent upon the discovery of economically recoverable reserves, to obtain necessary financing to complete the development of its properties, and future production or proceeds from the disposition thereof. The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon attaining profitable operations from an ore body. To date, the Company has not generated profitable operations from its resource operations and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, more losses are anticipated prior to obtaining a level of profitable operations.

2.	Significant Accounting Policies

Basis of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its 65.42% owned subsidiary, Outback Capital Inc. effective June 30, 2006 (date of acquisition). All intercompany balances and transactions have been eliminated on consolidation.

Mineral properties
The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or management has determined there to be impairment. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Note 2 – Significant Accounting Policies cont’d

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to determining the carrying value of mineral properties, estimated useful life of equipment and taxes rates to calculate future income taxes.

Financial instruments
The fair value of the Company’s cash, accounts receivable, accounts payable and accrued liabilities, and due to related parties were determined by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management does not believe the Company is exposed to significant credit, currency, market or interest rate risks.

Equipment
Equipment is recorded at cost. Amortization is calculated using the following annual rate, which is estimated to match the useful lives of the asset:

Computer hardware 30% declining balance

Equipment used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, is accounted for as dedicated assets and included as a separate category within the costs allocated to the related exploration stage mineral interests. Amortization for dedicated assets are provided over the estimated lives based on utilization and is recorded as deferred exploration costs of the related project.

Loss per share
The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years. The calculation of loss per share figures using the Treasury Stock Method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive. For the years presented, diluted loss per share is equal to basic loss per share as the conversions are anti-dilutive.

Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Impairment of long-lived assets
The Company follows the recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Note 2 – Significant Accounting Policies cont’d

Income taxes
The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the carrying values of the asset and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income taxes and liabilities of a change in rates is included in operations in the period that includes the substantive enactment date. Where the probability of a realization of a future income tax asset is more likely than not, a valuation allowance is recorded.

Stock-based compensation
The Company applies the fair value method of valuing all grants of stock options. All stock options granted are accounted for as a capital transaction at the time of the grant with the related fair values being reflected as contributed surplus in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

3. Acquisition of Outback Capital Inc. dba Pinefalls Gold (“PFG”)

In April 2005, the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”), a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription, the Company invested $90,000 in exchange for 1.8 million units during 2005 and an additional $110,000 in exchange for 2.2 million units in 2006 of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrants, the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG, who is also a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company at a value of $150,000. As a result of the share exchange agreement, the director in common no longer had an ownership interest in PFG.

The Company completed the transactions above effective June 30, 2006; and as at December 31, 2006 the Company owned 65.42% of the common shares of PFG.

The Pinefalls Gold mining property is subject to a 2% royalty based on the gross cash proceeds received from the sale of minerals, less the cost of smelting, refining, freight, insurance and other related costs, and the cost of marketing and sale of minerals derived from PFG properties. The royalty will be calculated on a cumulative basis and will be payable in cash by the Company within 180 days of each fiscal year end of the Company.

Note 3 – Acquisition of PFG cont’d

The fair value of the assets acquired and liabilities assumed effective June 30, 2006 are as follows:

- $ -
Current assets	126,108
Mineral claims and equipment	320,885
Current liabilities	(3,861)
Due to related parties	(11,390)
Non controlling interest	(81,742)

350,000

Consideration Paid:
1,000,000 common shares at $0.15 per share	150,000
Cash	200,000

350,000

Mineral Claims and equipment includes the following:

- $ -
Unproven Mining Claims – not subject to depletion	319,306
Equipment	1,579

Totals	320,885

4. Related Party Transactions

During the year ended December 31, 2006, a company in which a director has an interest charged the Company $24,000 (2005: $24,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $72,350 (2005: $34,810) is included in accounts payable and accrued liabilities at December 31, 2006.

The Company charged $9,000 (2005: $nil) for rent and management fees to PFG prior to the acquisition date.

Related party transactions were in the normal course of business and have been recorded at the exchange amount. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

5.	Share Capital

a) The authorized capital of the Company comprises 100,000,000 common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii) the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii) the shares are convertible at any time; and

iv) the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

Note 5 – Share Capital cont’d

b) Common shares

	2006			2005
	Shares	$		Shares	$
Balance, beginning of year	9,883,452		12,894,609	8,323,119		12,660,559
Issued via private placement	—		—	1,560,333		234,050
Issued on acquisition of PFG	1,000,000		150,000	—		—
Balance, December 31	10,883,452		13,044,609	9,883,452		12,894,609

During 2005, the Company completed non-brokered private placement by issuing 1,560,333 units at $0.15 per unit for proceeds of $234,050. Each unit consists of one common share and a share purchase warrant to acquire an additional common share at $0.18 per share by June 7, 2007.

c) Preferred shares

	2006			2005
	Shares	$		Shares	$
Balance, beginning and end of year	604,724		604,724	604,724		604,724

d) Warrants

	2006	2005
Balance, beginning of year	1,560,333	—
Issued	—	1,560,333

Balance, December 31	1,560,333	1,560,333

Each warrant gives the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on June 7, 2007.

e) Stock Options

As of December 31, 2006 and 2005, there were no stock options outstanding.

6.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005
Loss before income taxes	$37,147	$54,804

Income tax recovery at statutory rates 34.1%	$12,667	$19,072
Unrecognized benefit of non-capital losses	(12,667)	(19,072)

Total income taxes	$—	$—

The significant components of the Company’s future income tax assets are as follows:

	2006	2005
Future income tax assets:
Non-capital loss carry forward benefit	$74,481	$61,814
Capital losses carried forward	1,506	1,506
Research and development expenses carried forward	—	1,220,128
Valuation allowance	(75,987)	(1,283,448)

Net future income tax asset	$—	$—

The Company has approximately $212,000 in non-capital losses that can be offset against taxable income in future years which expire at various dates commencing in 2007 and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.